FUTURE DIMENSIONS

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver
and its
Security Life Separate Account S-L1

Supplement Dated August 25, 2008

This supplement updates and amends certain information contained in your prospectus dated April 30, 2007. Please read it carefully and keep it with your prospectus for future reference.

_____

IMPORTANT INFORMATION REGARDING UPCOMING CHANGES IN STATE INSURANCE LAWS AND FEDERAL INCOME TAX RULES

Effective January 1, 2009, to comply with state insurance and federal income tax laws, all new life insurance policies must be based on the 2001 Commissioners Standard Ordinary (CSO) mortality tables. The policy described in this prospectus is based on the 1980 CSO mortality tables ("1980 CSO policy"). While the policy described in this prospectus is already no longer offered for new sales, please be aware that after 2008 there may be limitations on what changes or modifications can be made to an existing 1980 CSO policy.

If you are considering making any change or modification to your existing 1980 CSO policy after December 31, 2008, please contact us to see if such change or modification will be allowed. You should also consult with a qualified tax adviser to determine what effect the change or modification will have on your policy.

IMPORTANT INFORMATION REGARDING UPCOMING FUND MERGERS

ING VP High Yield Bond Portfolio. On April 28, 2008, the subaccount that invests in the ING VP High Yield Bond Portfolio was closed to new investors and to new investments by existing investors. Effective September 8, 2008, the ING VP High Yield Bond Portfolio will merge into and become part of the ING Pioneer High Yield Portfolio. Because of this merger, your investment in the ING VP High Yield Bond Portfolio will automatically become an investment in the ING Pioneer High Yield Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the subaccount corresponding to the ING VP High Yield Bond Portfolio will be automatically allocated to the ING Pioneer High Yield Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. **See the "Transfers" section beginning on page 49 of your policy prospectus for information about making fund allocation changes.** Because of this merger, effective September 8, 2008, the ING Pioneer High Yield Portfolio (Class I) will be added to your policy as an available investment option.

ING VP Real Estate Portfolio. On April 28, 2008, the subaccount that invests in the ING VP Real Estate Portfolio was closed to new investors and to new investments by existing investors. Effective September 8, 2008, the ING VP Real Estate Portfolio will merge into and become part of the ING Global Real Estate Portfolio. Because of this merger, your investment in the ING VP Real Estate Portfolio will automatically become an investment in the ING Global Real Estate Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the subaccount corresponding to the ING VP Real Estate Portfolio will be automatically allocated to the ING Global Real Estate Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. **See the "Transfers" section beginning on page 49 of your policy prospectus for information about making fund allocation changes.** Because of this merger, effective September 8, 2008, the ING Global Real Estate Portfolio (Class S) will be added to your policy as an available investment option.

You will not incur any fees or charges or any tax liability because of these mergers, and your policy value immediately before the mergers will equal your policy value immediately after the mergers.

There will be no further disclosure regarding the ING VP High Yield Bond and ING VP Real Estate Portfolios in future supplements to the prospectus.

INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICY

Effective September 8, 2008, subaccounts which invest in the following funds are available through the policy:

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- Fidelity® VIP Contrafund® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Evergreen Health Sciences Portfolio (Class I)
- ING Evergreen Omega Portfolio (Class I)
- ING FMR[SM] Diversified Mid Cap Portfolio (Class I)
- ING Focus 5 Portfolio (Class I)
- ING Franklin Templeton Founding Strategy Portfolio (Class I)
- ING Global Real Estate Portfolio (Class S)
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I) [3]
- ING Julius Baer Foreign Portfolio (Class I)
- ING Legg Mason Value Portfolio (Class I)

- ING LifeStyle Aggressive Growth Portfolio (Class I)
- ING LifeStyle Growth Portfolio (Class I)
- ING LifeStyle Moderate Growth Portfolio (Class I)
- ING LifeStyle Moderate Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING PIMCO Core Bond Portfolio (Class I)
- ING Pioneer Fund Portfolio (Class I) [3]
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Van Kampen Growth and Income Portfolio (Class S)

Continued on next page.

Continued from previous page.

- ING VP Index Plus International Equity Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value II Portfolio (I Class)
- ING JP Morgan Mid Cap Value Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING Pioneer High Yield Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)

- ING Van Kampen Equity and Income Portfolio (I Class)
- ING VP Balanced Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio (Class I)
- ING Russell^{TM} Small Cap Index Portfolio (Class I)
- ING VP Index Plus LargeCap Portfolio (Class I)
- ING VP Index Plus MidCap Portfolio (Class I)
- ING VP Index Plus SmallCap Portfolio (Class I)
- ING VP SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

Fund Investment Advisers and Investment Objectives. The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the funds available through the policy. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital by investing primarily in U.S. common stocks.
American Funds – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time by investing primarily in U.S. common stocks and other securities that appear to offer potential for capital appreciation and/or dividends.
American Funds – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time by investing primarily in common stocks of companies based outside the United States.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Contrafund® Portfolio (Initial Class)	<u>Investment Adviser</u>**:** Fidelity Management & Research Company <u>Subadvisers</u>**:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	<u>Investment Adviser</u>**:** Fidelity Management & Research Company <u>Subadvisers</u>**:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K), Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
ING AllianceBernstein Mid Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: AllianceBernstein, L.P.	Seeks long-term growth of capital.
ING BlackRock Large Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Evergreen Health Sciences Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Focus 5 Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks total return through capital appreciation and dividend income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Franklin Templeton Founding Strategy Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING Global Real Estate Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments LLC <u>Subadviser</u>: ING Clarion Real Estate Securities L.P.	A *non-diversified* portfolio that seeks high total return, consisting of capital appreciation and current income.
ING Global Resources Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING JPMorgan Value Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J. P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.
ING Julius Baer Foreign Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Artio Global Management LLC	Seeks long-term growth of capital.
ING Legg Mason Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Legg Mason Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital.
ING LifeStyle Aggressive Growth Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Asset Allocation Consultants</u>: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital.
ING LifeStyle Growth Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Asset Allocation Consultants</u>: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and some current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING LifeStyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income.
ING LifeStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Asset Allocation Consultants: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and current income.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks total return.
ING Oppenheimer Main Street Portfolio® (Class I)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING PIMCO Core Bond Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Stock Index Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Van Kampen Capital Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term capital appreciation.
ING Van Kampen Growth and Income Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term growth of capital and income.
ING VP Index Plus International Equity Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Wells Capital Management, Inc.	Seeks long-term capital appreciation.
ING Baron Small Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BAMCO, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Columbia Small Cap Value II Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Neuberger Berman Partners Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Neuberger Berman Management Inc.	Seeks capital growth.
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Pioneer High Yield Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING VP Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: Lehman Brothers Asset Management LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Lehman Brothers U.S. Aggregate Bond Index®.
ING Russell™ Small Cap Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING VP Index Plus LargeCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index) while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index) while maintaining a market level of risk.
ING VP SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Subadviser</u>: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

INFORMATION REGARDING THE DISTRIBUTION
OF THE POLICY

The ninth paragraph of the *"Distribution of the Policy"* section beginning on page 70 of your policy prospectus is hereby deleted in its entirety and replaced with the following:

In addition to the sales compensation described above, ING America Equities, Inc. or the company, as appropriate, may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of the policy; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in these funds, can be found in the current prospectus and Statement of Additional Information for that fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5011
Minot, ND 58702-5011
1-877-886-5050